Exhibit 21.1

List of Subsidiaries of Frontier Group Holdings, Inc.

Subsidiaries	Jurisdiction of Incorporation or Organization
Frontier Airlines Holdings, Inc.	Delaware
Frontier Airlines, Inc.	Colorado